07006162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

S. Goldman Advisors, LLC.



SEC MAIL
RECEIVED
WASH. D.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Ave, ~~25th~~ 18th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem (212) 509-7800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Advisors, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

LUCY DaRITA
Notary Public, State of New York
No. 01DA6089403
Qualified in Queens County
Commission Expires Mar. 24, 20 07

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

S. GOLDMAN ADVISORS, LLC

FINANCIAL STATEMENTS

PERIOD FROM AUGUST 1, 2006
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2006

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
S. Goldman Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the period from August 1, 2006 (commencement of operations) to December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from August 1, 2006 (commencement of operations) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 22, 2007

S. GOLDMAN ADVISORS, LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 199,312
Accounts receivable	1,077,401
	$ 1,276,713
LIABILITIES	
Payable to affiliate	$ 59,342
MEMBER'S EQUITY	
Member's equity	1,217,371
	$ 1,276,713

See notes to financial statements

S. GOLDMAN ADVISORS, LLC

Statement of Operations
Period from August 1, 2006 (commencement of operations) to December 31, 2006

Revenue:	
Advisory fees	$ 1,057,945
Other	19,456
	1,077,401
Expenses:	
Office and administrative expenses	59,342
Other expenses	688
	60,030
Net income	$ 1,017,371

See notes to financial statements

S. GOLDMAN ADVISORS, LLC

Statement of Changes in Member's Equity
Period from August 1, 2006 (commencement of operations) to December 31, 2006

Balance - August 1, 2006	**$ -**
Capital contribution	**200,000**
Net income	**1,017,371**
Balance - December 31, 2006	**$ 1,217,371**

See notes to financial statements

S. GOLDMAN ADVISORS, LLC

Statement of Cash Flows
Period from August 1, 2006 (commencement of operations) to December 31, 2006

Cash flows from operating activities:	
Net income	$ 1,017,371
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in:	
Accounts receivable	(1,077,401)
Accounts payable and other accrued expenses	59,342
Net cash used in operating activities	(688)
Cash flows from financing activities:	
Capital contribution	200,000
Cash and cash equivalents - beginning of period	0
Cash and cash equivalents - end of period	$ 199,312

See notes to financial statements

S. GOLDMAN ADVISORS, LLC

Notes to Financial Statements
December 31, 2006

NOTE A - ORGANIZATION AND BUSINESS

S. Goldman Advisors, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides investment banking services and financial advisory and capital raising services, principally related to mergers and acquisitions and restructuring advice and equity and debt private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(i), from Securities and Exchange Commission ("SEC") Rule 15c3-3.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated.

[2] Income taxes:

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

The Company pays an affiliate, which is wholly owned by the sole member of the Company, $6,250 a month under an administrative services agreement. The monthly payment represents the Company's allocable share of rent, utilities, insurance and employee compensation that is included in administrative expenses in the statement of income. The monthly fee is subject to periodic adjustment.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2006 the Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.00 and its net capital was $139,970 which was $39,970 in excess of its required net capital of $100,000.

NOTE E - CONCENTRATION

Approximately 85% of the accounts receivable is from one client. Management does not anticipate any significant risk in relation to this receivable.

SUPPLEMENTARY INFORMATION

S. GOLDMAN ADVISORS, LLC

Schedule of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2006

Total member's equity	$ 1,217,371
Nonallowable assets:	
Accounts receivable	(1,077,401)
Net capital	139,970
Minimum net capital requirement	(100,000)
Excess net capital over minimum requirement	$ 39,970
Aggregate indebtedness	$ 59,342
Ratio of aggregate indebtedness to net capital	0.42

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date and included in the Company's December 31, 2006 unaudited Part IIA FOCUS filing.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
S. Goldman Advisors, LLC

In planning and performing our audit of the financial statements S. Goldman Advisors, LLC (the "Company"), as of December 31, 2006 and for the period August 1, 2006 (commencement of operations) through December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or

Eisner

report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 22, 2007

END